

May 1, 2014

Via E-mail
Mr. John D. Gibbons
Chief Financial Officer and Chief Accounting Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas  77046

>    **Re:    W&T Offshore, Inc.**
>    **Form 10-K for the Fiscal Year ended December 31, 2013**
>    **Filed March 7, 2014**
>    **File No. 1-32414**

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 49

1.    We understand from disclosures on MD&A pages 52 and 53,  Risk Factor pages 11 and 12, and Note 18 pages 98 and 99, that you received a Notice of Suspension and Proposed Debarment and a Notice of Clean Water Act Listing from the Environmental Protection Agency in 2013 that may preclude your participation in future federal contracts including oil and gas leases, and various forms of assistance following your plea agreement and conviction in resolving the Federal Grand Jury Investigation over violations of the Clean Water Act in altering water discharge samples and failing to report an oil discharge.

You also disclose that in 2013 you were advised by the Bureau of Ocean Energy Management that you no longer qualify for a waiver of supplemental bonding requirements for potential offshore decommissioning, plugging, and abandonment liabilities, and must therefore provide supplemental bonding on certain of your offshore leases, rights of way and easements in the Gulf of Mexico; and that you may be subject to additional bonding requirements in other areas.

We see that you have disclosed that if unsuccessful in your efforts to reverse the action pertaining to bonding requirements, you will incur increased costs of conducting offshore operations and may need to utilize a portion of the borrowing capacity that is available under your revolving bank credit facility. However, this disclosure does not address the Suspension and Proposed Debarment, nor does it provide the details necessary to understand the level of significance. Please expand your disclosures to clarify the reasonably possible effects of these events and uncertainties on your future liquidity, capital resources, and results of operations to comply with Items 303(a)(1), 303(a)(2)(ii), and 303(a)(3)(ii), also Instruction 3 to paragraph 303(a), of Regulation S-K.

For example, it appears you should describe and quantify the extent of activity in your financial statements that is attributable to your participation in federal contracts, oil and gas leases, and other programs or assistance that are comparable to those which you are not able to secure in light of the notices mentioned in your disclosure, and the extent to which those arrangements presently held may be curtailed or jeopardized as a result of these events. It also appears you should describe the bonding requirements sufficiently to understand the magnitude and manner by which these have been addressed in the past, and the extent to which loss of the waiver may impact your operations and credit facility.

Please also include details necessary to understand the distinction between Suspension and Proposed Debarment, and the process and timeline for clarifying the status of the notice and the outcome of your efforts. Finally, if W&T Offshore Inc. is the recipient of these notices, please remove language referencing "the parent" from your disclosure to not imply that another entity is more directly subject to these events.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief